                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                           The A Consulting Team, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                  000 881 10 2
                                  ------------
                                 (CUSIP Number)

                            ROBERT H. FRIEDMAN, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this  schedule  because of Rule  13d-1(e),  13d-1(f) or  13d-1(g), check the following box / /.

                  NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

-------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

----------------------                                    ----------------------
CUSIP 000 881 10 2               13D                          Page 2 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Shmuel BenTov
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States and Israel (dual citizenship)
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY         -------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
                   -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
                   -------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP 000 881 10 2               13D                          Page 3 of 21 Pages
----------------------                                    ----------------------

         The following  constitutes  Amendment No. 3 ("Amendment  No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

         Item 4 is hereby amended to add the following:

         On March 30, 2006,  the Reporting  Person entered into a Stock Purchase
Agreement with Helios & Matheson Information  Technology Ltd. ("H&M"),  pursuant to  which  the  Reporting  Person  sold  all  of  his  shares  of  Common  Stock beneficially  owned by him to Helios & Matheson  Information  Technology  Ltd. A
copy of the  Stock  Purchase  Agreement  is  attached  hereto  at  Exhibit 1 and incorporated herein by reference.

         On March 30,  2006,  the  Reporting  Person also  entered  into a Stock
Pledge  Agreement  with H&M,  pursuant to which H&M  pledged  (to the  Reporting
Person) all of the shares of Common Stock it acquired from the Reporting  Person as  security  for  payment for such  Common  Stock.  A copy of the Stock  Pledge
Agreement is attached hereto at Exhibit 2 and incorporated herein by reference.

         Item 5 is hereby amended and restated as follows:

         (a) As of the filing date of this Schedule  13D, the  Reporting  Person beneficially owned 0 shares of Common Stock of the Issuer,  representing 0.0% of the Issuer's issued and outstanding Common Stock.

         (b) Not applicable.

         (c) Except as  described  in Item 4 above with respect to the March 30,
2006  Stock  Purchase  Agreement,  the  Reporting  Person has not  effected  any transactions in the Company's Common Stock during the past 60 days.

         (d) Not applicable.

         (e) On March 30, 2006, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

         Item 7 is hereby amended to add the following exhibit:

          1.      Stock Purchase Agreement, dated March 30, 2006, by and between
                  Shmuel BenTov, Ronit BenTov,  Jonathan BenTov,  Yaneev BenTov,
                  and Helios & Matheson Information Technology Ltd.

          2.      Stock Pledge  Agreement,  dated March 30, 2006, by and between
                  Shmuel BenTov, Ronit BenTov,  Jonathan BenTov,  Yaneev BenTov,
                  and Helios & Matheson Information Technology Ltd.

----------------------                                    ----------------------
CUSIP 000 881 10 2               13D                          Page 4 of 21 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

Dated: April 3, 2006

                                              /s/ Shmuel BenTov
                                              ----------------------------------
                                              SHMUEL BENTOV

----------------------                                    ----------------------
CUSIP 000 881 10 2               13D                          Page 5 of 21 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                    Pages
-------                                                                    -----

1.       Stock  Purchase  Agreement,  dated  March 30,  2006,  by and       6-17
         between Shmuel BenTov, Ronit BenTov, Jonathan BenTov, Yaneev
         BenTov, and Helios & Matheson Information Technology Ltd.

2.       Stock Pledge Agreement, dated March 30, 2006, by and between      18-21
         Shmuel BenTov, Ronit BenTov, Jonathan BenTov, Yaneev BenTov,
         and Helios & Matheson Information Technology Ltd.

----------------------                                    ----------------------
CUSIP 000 881 10 2               13D                          Page 6 of 21 Pages
----------------------                                    ----------------------

                                                                       Exhibit 1

                            STOCK PURCHASE AGREEMENT
                            ------------------------

THIS AGREEMENT is made and entered into, by, and between Shmuel Bentov
(hereinafter "Bentov"), his wife Ronit BenTov, sons Jonathan BenTov and Yaneev
BenTov, collectively referred to as "Sellers," and Helios & Matheson Information
Technology Ltd. (NSE:HELIOSMATH), referred to as  "Buyer."

WHEREAS, Sellers are the owners and holders of 1,024,697 fully diluted shares out of total outstanding 2,361,333 Common Stock shares (as of December 31, 2005)
in The A Consulting Team Inc. ("TACT" or "Company" Nasdaq: TACX) referred to as
"TACT-Shares"; and

WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase from
Sellers, all of the shares of stock of Company held by the Sellers upon the terms and conditions and for the consideration set forth below;

NOW, THEREFORE, in consideration of the mutual covenants contained in this agreement, the parties agree as follows:

                                    ARTICLE 1
                                    PURCHASE

SECTION 1.01. PURCHASE

         For the purchase price, and on the terms and subject to the conditions set forth in this agreement, Sellers hereby sell, assign, transfer, and deliver to Buyer, and Buyer hereby purchases from Sellers, all of their right, title, and interest in the TACT-Shares now owned by each of the Sellers individually or jointly. The stock will be delivered to the Buyer at the closing. The Shares being purchased are owned by the Sellers as follows:

         o    Shmuel Bentov & Ronit BenTov       7,500
         o    Jonathan BenTov                    18,855
         o    Yaneev BenTov                      18,855
         o    Shmuel Bentov                      979,487

         Total:       1,024,697

----------------------                                    ----------------------
CUSIP 000 881 10 2               13D                          Page 7 of 21 Pages
----------------------                                    ----------------------

                                    ARTICLE 2
                                 PURCHASE PRICE

SECTION 2.01. PURCHASE PRICE

The purchase price to be paid by Buyer to Sellers for the TACT-Shares is Eight
Million Seven Hundred Fifty Thousand United States Dollars (USD $8,750,000),
which will be paid in cash as described in Section 2.02. The Buyer has additionally agreed to pay the Sellers as additional consideration for the
TACT-Shares, an Earn-Out Amount as described in Section 2.03, below.

SECTION 2.02. PAYMENT

         (a) $8,750,000 PAYOUT AMOUNT. Buyer will pay a total of Eight Million
Seven Hundred Fifty Thousand United States Dollars (USD $8,750,000) ("Payout
Amount") as consideration for the sale of the TACT-Shares owned by the Sellers, per the following structure:

         1.   First Payment of Three Million Four Hundred Thousand Dollars
              (US$3,400,000) upon signing of definitive documents ("Closing");

         2.   Second Payment of Three Hundred Fifty Thousand Dollars (USD
              $350,000) within Six (6) months from Closing;

         3.   Third Payment of Two Million Five Hundred Thousand Dollars (USD
              $2,500,000) plus interest thereon on the first anniversary of
              Closing ("Anniversary Date"); and

         4.   Fourth Payment of Two Million Five Hundred Thousand Dollars (US
              $2,500,000) plus interest thereon on the second anniversary of
              Closing ("Anniversary Date").

         Payments under Section 2.02 (a) 3 and 4 will be referred to as Deferred
Payouts."

         (b) INTEREST ON DEFERRED PAYOUTS. Interest will be calculated on the
Deferred Payout amount at the rate of 8.5% per annum simple interest.

         (c) CONDITIONS FOR PAYMENT OF DEFERRED PAYOUT . Buyer and Sellers agree that the Deferred Payouts described in Section 2.02(a) 3 and 4 and the Earnout
Payment described in Section 2.04 are additional payments for the capital stock of the Company owned by the Sellers representing the inherent value of the goodwill and other intangibles of the Company, and such realization by the
Company and Buyer of such goodwill and other intangibles may be dependent on the continuation of Bentov in the position of the President and CEO. Consequently, the Deferred Payouts are subject to the continuation of Bentov in the position

----------------------                                    ----------------------
CUSIP 000 881 10 2               13D                          Page 8 of 21 Pages
----------------------                                    ----------------------

of the President and CEO of TACT, unless Bentov is terminated without Cause, or
Bentov resigns with Good Reason (as such terms are defined in the Employment
Agreement dated December 1, 2005 between TACT and Bentov (the "Employment
Agreement")), in which case the Deferred Payouts will continue. There will be no pro rata payments for a shorter duration of employment if the employment does not continue until the respective Anniversary Dates. If Bentov's employment is terminated for any other reason except for Cause , the Deferred Payouts will be paid per Section 2.02 (a) above. Further, Buyer shall use its reasonable efforts to insure that the work location shall remain either of the current two work locations or any other location that is within a 60 mile radius of Scarsdale,
NY, and that all travel up to five hours will be in Business Class; travel over five hours shall be in first class; and travel to India shall be no more than four times a year and shall be in first class as long as the cost of the air travel does not exceed $5,000.

         If Bentov voluntarily terminates his employment in the first 12 months after this Agreement other than for Good Reason (as defined in the Employment
Agreement), then Sellers must buy back the TACT-Shares that Buyer is purchasing through this Agreement for a price equal to the amount that the Buyer has already paid Sellers up to the date of voluntary termination, if and only if, the Buyer chooses to sell all of its TACT-Shares.

         If Bentov voluntarily terminates his employment in the 13th through the
24th month after this Agreement other than for Good Reason (as defined in the
Employment Agreement), then Sellers must return the Deferred Payout referred to in Section 2.02 (a) 3 to the Buyer.

         (d) LIFE INSURANCE. Buyer will acquire and pay for term life insurance in the amount of $5 million on the life of Seller Bentov with Seller Bentov's estate as the beneficiary. This insurance will be acquired to secure the
Deferred Payouts in the unlikely event of an untimely demise of Seller Bentov.
The face amount of the insurance will be reduced in half after the Third Payment has been made, and the insurance will be cancelled after the Fourth Payment has been made. If Bentov's heirs are the beneficiaries of this Life Insurance, and they get the life insurance proceeds directly, then to the extent of the life insurance proceeds, the liability of the Buyer to pay the Deferred Payouts will be correspondingly reduced.

         (e) DISABILITY In the event of any disability of Seller Bentov which hinders him from performing his normal services, Buyer has a right to buy
Disability insurance on Seller Bentov, however, the Deferred Payouts will be paid per Section 2.02 (a) above.

         (f) CHANGE IN CONTROL. In the event of Change in Control in TACT or the
Buyer, the Deferred Payouts will continue to be paid as per Section 2.02 (a)
above. Change in Control in TACT will be defined as an event wherein more than
51% of the shares held by the Buyer in TACT are sold or transferred, more than
51% of the shares held by any and all parties in the Buyer are sold or transferred to another person or entity in one or a series of transactions within two years of the date of this Agreement, or the sale of more than 50% of the assets of Buyer or TACT. Buyer shall not, and shall cause TACT not to, engage in a Change in Control without the consent of Seller Bentov, which shall not be unreasonably withheld.

----------------------                                    ----------------------
CUSIP 000 881 10 2               13D                          Page 9 of 21 Pages
----------------------                                    ----------------------

SECTION 2.03. SECURITY FOR DEFERRED PAYOUTS

         The Buyer, a listed public company in India, is undertaking the
Deferred Payout obligations as outlined in this Agreement.

         However, as additional security to the Sellers for Payout amounts in
2.02 (a) 3 and 4, Buyer will pledge the TACT-Shares to the Sellers and will place them with Olshan Grundman Frome Rosenzweig & Wolosky LLP, or any other party acceptable to Sellers and Buyer ("Pledge Holder"). The Pledge Holder may
be changed at any time by the Buyer with the consent of Seller who will not unreasonably withhold consent.

         When the Payout amounts in 2.02 (a) 3 and 4 have been paid, the Pledge
Holder shall release the TACT-Shares to the Buyer. If Bentov's Employment
Agreement is terminated by TACT for Cause, or by Seller Bentov without Good
Reason, or by death or disability of Seller Bentov (subject to receipt of the
Payout Amounts), the Pledge Holder will return the TACT-Shares to the Buyer.

         If Buyer at any point after the execution of this Agreement is able to procure a letter of credit or bank guarantee or any other form of collateral acceptable to the Sellers, and if the Buyer requests the Sellers to cancel the pledge and accept the new collateral, then the Sellers will accept the new collateral and not unreasonably withhold the acceptance.

SECTION 2.04. EARN-OUT PAYMENTS FOR TACT-SHARES

         Additional Earn-Out Payments will be made by Buyer as additional consideration for the TACT-Shares as follows:

         (a)  For the period beginning April 1, 2006 and ending March 31, 2007, and for period beginning April 1, 2007 and ending March 31, 2008, an Earn-Out cash payment will be made to Sellers equal to 35% of the EBTDA (Earnings before Taxes, Depreciation and Amortization)
              of TACT for such period.
         (b)  This Earn-Out payment shall be made in 2007 and 2008 within five business days of the SEC filing with respect to such period by
              TACT for the previous 12 months based on the financial results of
              TACT. The financial statement presentation must be consistent with past financial practices. Any funds received outside the ordinary course of business in March of 2006 shall be deemed received in
              April 2006.
         (c)  The EBTDA will be calculated by taking the Net Earnings from the
              Form 10-K or Form 10-Q and related schedules, and the amounts of
              Taxes, Depreciation, and Amortization added back to the Net
              Earnings.
         (d)  In the event of Seller Bentov's death or long-term disability, the
              Earn-Out will be pro-rated to the actual number of days worked in the year of the death or long-term disability.
         (e)  In the event of a termination of Bentov's employment for Cause, or voluntary termination without Good Reason, any unpaid Earn-Outs shall not be due. In the event of the termination of Bentov's employment by TACT without Cause or termination by Bentov with
              Good Reason, Earn-Outs will be paid to the Sellers.

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 10 of 21 Pages
----------------------                                   -----------------------

SECTION 2.05. EXECUTIVE COMPENSATION & EMPLOYMENT

         (a)          Bentov is presently under an employment agreement with
                      TACT. Bentov agrees to be further employed, subject to
                      TACT Board approval, until March 31, 2008. Buyer will use
                      its reasonable efforts to ensure that these provisions are fulfilled by TACT.

         (b)          Helios & Matheson is currently drafting a stock option
                      plan for its senior executives. The same may also be
                      offered to Mr. Shmuel Bentov at the discretion of
                      management.

         (c)          Non-Competition and Non-Solicitation Covenants. Seller
                      Bentov undertakes that for a period of two years from the
                      Closing Date or employment of Bentov whichever comes
                      later, Seller Bentov shall not engage directly or
                      indirectly in the same or similar business being carried
                      on by TACT in the US. A passive investment by Sellers of
                      less than 5% in a publicly traded company in the U.S.
                      shall not constitute a breach of these covenants. Further,
                      Seller Bentov also undertakes he will not, for a period of two years from the Closing Date or employment of Bentov
                      whichever comes later, on his own account or jointly with
                      or as manager, agent, officer or otherwise on behalf of
                      any person, firm or corporation (directly or indirectly)
                      hire any employee or consultant of TACT or Buyer or
                      Buyer's subsidiaries. The restrictions contained herein
                      shall become null and void in the event of a default in
                      any Deferred Payout or Earn-Out Payment.

                                    ARTICLE 3
                              KEY ASSETS & GOODWILL

         Sellers acknowledge that the Sale Price of the Company shares includes a significant premium over the book value of the assets of TACT. This premium represents payment for the key assets of the Company, and it is because of these key assets that the Buyer is buying the Company shares from the Sellers.

         These key assets include:

     1.  Goodwill,
     2.  Key Customers and relationships, and
     3.  Employees of TACT.

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 11 of 21 Pages
----------------------                                   -----------------------

SECTION 3.01. KEY CUSTOMERS.

         (a)  The Name, contact information of the project manager or director, and type of work done by the Company for each of the Key Customers is set forth in Exhibit A.
         (b)  Seller Bentov shall perform or fulfill his duties under the
              Employment Agreement consistent with past practices.

SECTION 3.02. EMPLOYEE RETENTION

         (a)  Seller Bentov shall perform or fulfill his duties under the
              Employment Agreement consistent with past practices.

                                    ARTICLE 4
               WARRANTIES OF SELLERS IN THEIR INDIVIDUAL CAPACITY

SECTION 4.01. WARRANTIES OF SELLERS.

         Sellers hereby jointly and severally warrant, represent, and covenant to Buyer, and this agreement is made in reliance on the following, each of which is deemed to be a separate covenant, representation, and warranty:

         (a)  AUTHORITY

         This contract is entered into on the basis and representation of Bentov that he has the necessary title, power, authority, sanction and consent of the general body of shareholders (to the extent required) or statutory govt. regulatory authorities to enter into this Agreement.
         Bentov represents that he will not be employed or involved directly or indirectly with any other employer, individual, corporate, firm or any other business or legal entity of whatever nature that is likely to compete with TACT's business in any manner whatsoever.

         (b)  OWNERSHIP OF STOCK

         Each Seller owns, beneficially and of record, free and clear of all liens, charges, claims, equities, restrictions, or encumbrances, the shares of capital stock of the Company set forth opposite his or her name in Section 1.01 hereof, which is attached to and incorporated in this agreement, and has the full right, power, and authority to sell, transfer, and deliver to the Buyer, in accordance with this agreement, the number of shares of common stock of the Company so set forth, free and clear of all liens, charges, claims, equities, restrictions, and encumbrances and attachments, except as may be imposed under applicable securities and state law, including Section 912 of the New York
         Business Corporation Law. The sale by each Seller of those shares does not constitute a breach or violation of, or default under, any will,

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 12 of 21 Pages
----------------------                                   -----------------------

         deed or trust, agreement, or other instrument by which that Seller is bound.

         (c)  LIENS CREATED BY SALE

         The execution and carrying out of the provisions of this agreement and compliance with its provisions by the Sellers, will not violate any provision of law and will not conflict with or result in any breach of any of the terms, conditions, or provisions of, or constitute a default under, or result in the creation of, any lien, charge, or encumbrance upon any of the properties or assets of the Company pursuant to the articles of incorporation, bylaws, or any indenture, mortgage, deed of trust, agreement or other instrument to which the Company is a party or by which it is bound or affected.

         (d)  BOARD

         Sellers acknowledge that there are no restrictions on Buyer's ability to exercise its significant voting power of the TACT-Shares to nominate and elect sufficient board members so as to constitute a majority on the board.

         (e)  ACTS BY COMPANY

         To the best knowledge of Seller Bentov and except as may have been disclosed in SEC Reports, since January 1, 2006, there have been no adverse material changes in the assets, key customer relationships, key employee relationships, number of employees, liabilities, business, or condition of the Company other than changes in the ordinary course of business, which changes have not adversely affected its business, properties, prospects, or condition. To the best knowledge of Seller
         Bentov, since January 1, 2006, the Company has not not signed any contract or entered into any written or oral agreement other than in the ordinary course of business.

         (f)  COMPLIANCE WITH LAWS

         To the best knowledge of Seller Bentov and except as may have been disclosed in SEC Reports, the Company has complied with, and is complying with, all applicable laws, orders, rules, and regulations promulgated by any federal, state, municipal, or other governmental authority relating to the operation and conduct of the property and business of the Company, and there are no material violations of any such law, order, rule, or regulation existing or threatened. To the knowledge of Seller Bentov, the Company has not received any notices of violation of any applicable zoning regulation or order, or other law, order, regulation, or requirement relating to the operation of its business or to its properties.

         (g)  SEC REPORTS; FINANCIAL CONDITION.

         The SEC Reports of the Company for the most recently filed year and all reports subsequent thereto, including any financial statements or schedules included or incorporated therein by reference, (i) comply in

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 13 of 21 Pages
----------------------                                   -----------------------

         all material respects with the requirements of the Exchange Act or the
         Securities Act or both, as the case may be, applicable to those SEC
         Reports and (ii) did not at the time they were filed, to Seller
         Bentov's knowledge, contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make the statements made in those SEC Reports, in light of the circumstances under which they were made, not misleading.

         (h) INSURANCE

         Attached to and incorporated in this agreement, as Exhibit C is a list and brief description of all policies of fire, liability, and other forms of insurance held by the Company. Those policies are in amounts deemed by the management of the Company to be sufficient.

                                    ARTICLE 5
                               WARRANTIES OF BUYER

SECTION 5.01. WARRANTIES OF BUYER

         Buyer hereby warrants, represents, and covenants to Seller, and this agreement is made in reliance on the following, each of which is deemed to be a separate covenant, representation, and warranty:

         (a) AUTHORIZATION

         Buyer is a duly organized and existing corporation under the laws of
India, has all of the corporate powers and authority necessary to carry on the business it now conducts, and has the power and authority to purchase all of the capital stock of Company from Sellers on the terms, conditions, and for the purchase price set forth in this agreement.

         (b) Buyer is in compliance with the applicable laws and regulations of
         India, and and entry into this agreement and the agreements related hereto will not conflict with any law, rule or regulation applicable to
         Buyer, the organizational documents of Buyer, or any agreement to which
         Buyer is a party.

         (c) The financial statements of the Buyer made available to the Sellers are true and accurate.

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 14 of 21 Pages
----------------------                                   -----------------------

                                    ARTICLE 6
                     CLOSING DATE AND SURVIVAL OF WARRANTIES

SECTION 6.01. TIME AND PLACE OF CLOSING

         The purchase and sale described in this agreement shall be consummated, unless delayed to another date by agreement of the parties in writing, at Ten
A.M. Eastern Standard Time, on March 30, 2006, called "Closing Date," at the law offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, 65 East 55th Street,
New York, NY, called "Closing Place."

SECTION 6.02. PROCEDURE AND OBLIGATIONS AT CLOSING AND POST CLOSING

         On the closing date,

     (a) Buyer shall deposit Three Million Four Hundred Thousand Dollars
     (US$3,400,000) ("2.02(a)1 Funds") into the trust account of the attorneys for the Sellers, Olshan Grundman Frome Rosenzweig & Wolosky LLP ("Olshan").
     Such deposit shall be made pursuant to an Escrow Agreement of even date herewith.

     (b) Sellers shall deposit the TACT-Shares with Olshan as a Pledge Holder pursuant to an even dated Stock Pledge Agreement, and Olshan will send a copy of the stock certificates representing theTACT-Shares to Buyer's attorney, The Chugh Firm, attention Navneet S. Chugh by fax at (562)
     229-1221.

     (c) Buyer shall subsequently instruct Olshan to release the 2.02 (a)1 Funds to the Sellers.

     (d) Seller Bentov shall request TACT's counsel to satisfy, all the requirements of SEC, and NASDAQ and any other governmental authority on behalf of TACT.

SECTION 6.03. SURVIVAL OF WARRANTIES

         The warranties, representations, and covenants of each of the parties to this agreement, Buyer and Sellers, shall survive for one-year after the execution of this agreement and the consummation of the purchase and sales described in this agreement.

                                    ARTICLE 7
                                  NOTIFICATION

SECTION 7.01. NOTIFICATION.

         (a)  The Sellers shall notify all proper government agencies and stock exchange as required on part of the Sellers by Federal and state laws and regulations,

         (b)  The Sellers shall notify all Directors and Shareholders of this transaction prior to closing, as applicable

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 15 of 21 Pages
----------------------                                   -----------------------

                                    ARTICLE 8
                                    BROKERAGE

SECTION 8.01. BROKERAGE.

         Each party to this agreement agrees that and all brokerage fees payable to their broker, if any, shall be their sole responsibility and that each party will indemnify and hold the other party harmless from any and all claims, suits, and actions for brokerage or other commissions, and from and against all expenses of any character, including reasonable attorneys' fees incurred by the other by reason of any claim by any person or broker claiming to have been engaged by, or on behalf of, the indemnifying party, or with whom the indemnifying party is claimed to have made any agreement for compensation.

                                    ARTICLE 9
                                    INDEMNITY

SECTION 9.01. INDEMNITY.

         Sellers indemnify Buyer for any damage, including any claim, charge, action, depletion or diminution in value of the assets of the company, resulting from the breach of any warranty, representation, or covenant by the Sellers.

                                   ARTICLE 10
                                  MISCELLANEOUS

SECTION 10.01. NONASSIGNABILITY

         Neither this agreement, nor any interest in this agreement, (other than with respect to the related promissory note), shall be assignable by the Buyer without the prior written consent of all of the Sellers.

SECTION 10.02. NOTICES

         All notices required or permitted to be given under this agreement shall be in writing and shall be sent by first-class mail, postage prepaid, deposited in the United States mail.

         If intended for the Sellers, shall be given to each of the Sellers and shall be addressed:

         SHMUEL BENTOV, 200 PARK AVE. SOUTH, STE. 901, NEW YORK, NY 10003.

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 16 of 21 Pages
----------------------                                   -----------------------

         And if intended for the Buyer, shall be addressed:

         HELIOS & MATHESON INFORMATION TECHNOLOGY LTD., # 9, NUNGAMBAKKAM HIGH
ROAD, CHENNAI 600 034, INDIA.

With a copy to:

                  Navneet S. Chugh, Attorney, C.P.A.
                  THE CHUGH FIRM, APC
                  13304 Alondra Blvd., 2nd Floor, Cerritos, CA 90703-2263
                  Email: Navneet@Chugh.com

         Any party to this agreement may change the address for notices to be sent to him or her by written notice to the other parties.

SECTION 10.03. GOVERNING LAW

         All questions with respect to the construction of this agreement, and the rights and liabilities of the parties to this agreement, shall be governed by the laws of the State of New York.

SECTION 10.04. ARBITRATION

         Any controversy between the parties hereto involving the construction or application of any terms, covenants or conditions of this Agreement or the
Note, or any claims arising out of or relating to this Agreement or the Note, or the breach hereof or thereof, will be submitted to and settled by final and binding arbitration in New York, in accordance with the rules of the American
Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. In the event of any arbitration under this Agreement or the Note, the prevailing party shall be entitled to recover from the losing party reasonable expenses, attorneys' fees and costs incurred therein or in the enforcement or collection of any judgment or award rendered therein. The "prevailing party" means the party determined by the arbitrator to have most nearly prevailed, even if such party did not prevail in all matters, not necessarily the one in whose favor a judgment is rendered.

SECTION 10.05. INUREMENT

         Subject to the restrictions against assignment as contained in this agreement, this agreement shall inure to the benefit of, and shall be binding upon, the assigns, successors in interest, personal representatives, estates, heirs, and legatees of each of the parties to this agreement.

SECTION 10.06. ATTORNEYS' FEES

         In the event of any controversy, claim or dispute between the parties to this agreement, arising out of or relating to this agreement or the breach of this agreement, the prevailing party shall be entitled to recover from the losing party reasonable expenses, attorneys' fees, and costs.

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 17 of 21 Pages
----------------------                                   -----------------------

SECTION 10.07. ENTIRE AGREEMENT

         This agreement, along with the related promissory note and security agreement, contains the entire agreement of the parties to it, and supersedes any prior written or oral agreements between them concerning the subject matter contained in this agreement. There are no representations, agreements, arrangements, or understandings, oral or written, between and among the parties to this agreement, relating to the subject matter contained in this agreement, which are not fully expressed in it. Any schedules or exhibits referenced herein to be delivered by Sellers and not so delivered or attached as of the date hereof may be delivered at any time within two weeks of the date hereof.

         The Stock Purchase Agreement, the Stock Pledge Agreement, the
Promissory Note, the Escrow Agreement - all dated March 30, 2006, and the Bentov
Employment Agreement dated December 1, 2005 are all to be read together for interpretation of the entire transaction.

SECTION 10.08 APPOINTED AGENT

Ronit BenTov, Jonathan BenTov and Yaneev BenTov hereby irrevocably appoint
Shmuel Bentov as their agent with all general powers to enter into any and all
Agreements related to the sale of TACT-Shares to the Buyer.

EXECUTED on March 30, 2006, at New York, NY.

SELLERS

/s/ Shmuel Bentov
----------------------------
Shmuel Bentov

/s/ Ronit BenTov
----------------------------
Ronit BenTov

/s/ Jonathan BenTov
----------------------------
Jonathan BenTov

/s/ Yaneev BenTov
----------------------------
Yaneev BenTov

BUYER: HELIOS & MATHESON INFORMATION TECHNOLOGY LTD.

/s/ V. Ramachandiran
----------------------------
By:  V. Ramachandiran

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 18 of 21 Pages
----------------------                                   -----------------------

                                                                       Exhibit 2
                            STOCK PLEDGE AGREEMENT
                            ----------------------

         In order to secure payment of the promissory note dated March 27, 2006
(the "Note") payable to Shmuel Bentov, his wife Ronit BenTov, sons Jonathan
BenTov and Yaneev BenTov (the "Bentovs"), in the principal amount of five million three hundred fifty thousand dollars ($5,350,000.00), which Note Helios
& Matheson Information Technology Ltd., ("Promisor") delivered in connection with the purchase of 1,024,697 shares fully diluted equity shares of The A
Consulting Team Inc. ("TACT"), the Promisor hereby grants the Bentovs a security interest in, and pledges to the Bentovs, the following securities and other property:

         PROPERTY: 1,024,697 shares of TACT's Common Stock (the "Common Stock"
or the "Collateral") delivered to and deposited with Pledge Holder, Olshan,
Grundman, Frome, Rosenzweig & Wolosky LLP, or any other escrow party acceptable to both the Sellers Bentovs and the Promisor, "Pledge Holder", as collateral for the Note; and

         Pledge Holder shall hold the Collateral in accordance with the following terms and provisions:

         1. WARRANTIES AND COVENANTS.

         a) The Promisor hereby warrants that the Promisor is the owner of the
Collateral and has the right to pledge the Collateral and that the Collateral is free from all liens, advance claims and other security interests (other than those created hereby). The Common Stock pledged by Promisor shall be held in trust by the Pledge Holder for the benefit of Promisor and shall not be alienated or encumbered in any manner during the time the pledge exists.

         b) The pledge of the Common Stock pursuant to this Agreement creates and will create a valid and perfected first priority security interest in and valid lien on the Common Stock, securing the payment of the Promisor's obligations under the Note, subject to no prior security interest, lien, charge or encumbrance or to any agreement purporting to grant any third party a security interest in the Common Stock. Further, the Promisor hereby authorizes the Bentovs or their agents or assigns to prepare and file one or more UCC
Financing Statements relating to the Common Stock in all jurisdictions deemed necessary by the Bentovs.

         (c) The Promisor, at its cost and expense, shall protect and defend the
Common Stock, this Agreement and all of the rights of the Bentovs hereunder against all claims and demands of other parties. The Promisor shall pay all claims and charges that in the reasonable opinion of the Bentovs might prejudice, imperil or otherwise affect the Common Stock. The Promisor shall promptly notify the Bentovs of any levy, distraint or other seizure, by legal process or otherwise, of all or any part of the Common Stock and of any

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 19 of 21 Pages
----------------------                                   -----------------------

threatened or filed claims or proceedings that might in any way affect or impair the terms of this Agreement.

         (d) If the Promisor shall fail to pay any taxes, assessments, expenses or charges, to keep all of the Common Stock free from other security interests, encumbrances or claims, or to perform otherwise as required herein, the Bentovs may advance the monies necessary to pay the same or to so perform and such monies shall be added to the principal amount of the Note.

         2. SUBSTITUTE COLLATERAL: Pledge Holder, on behalf of the Bentovs may, accept other property of the Promisor in exchange for all or part of the
Collateral and release Collateral to the Promisor to the extent necessary to effect such exchange, and in such event the money, property or securities received in the exchange shall be held by Pledge Holder as substitute security for the Note. If Promisor at any point after the execution of this Agreement is able to procure a letter of credit or bank guarantee or any other form of collateral acceptable to the Bentovs, and if the Buyer requests the Bentovs to cancel the Common Stock pledge and accept the new collateral, then the Bentovs will accept the new collateral and not unreasonably withhold the acceptance.

         3. RELEASE OF COLLATERAL. Upon payment or prepayment of principal under the Note to the Pledge Holder for the Bentovs, together with payment of all accrued interest to date, the Collateral hereunder shall be released from pledge and returned to the Promisor.

         If Bentov's Employment Agreement with TACT is terminated, except for termination without cause, the Collateral hereunder shall be released from pledge and returned to the Promisor within three days.

         4. PURPOSE OF STOCK PLEDGE AND PROMISSORY NOTE. The Promissory Note is
for the purpose of securing Deferred Payouts to the Sellers under an even dated
Stock Purchase Agreement ("SPA"). The Deferred Payout section of the Stock
Purchase Agreement is reproduced here for reference:

                  2.02 (a) $8,750,000 PAYOUT AMOUNT. BUYER WILL PAY A TOTAL OF
         EIGHT MILLION SEVEN HUNDRED FIFTY THOUSAND UNITED STATES DOLLARS (USD
         $8,750,000) ("PAYOUT AMOUNT") AS PER THE FOLLOWING STRUCTURE:

                  1.  FIRST PAYMENT OF THREE MILLION FOUR HUNDRED THOUSAND
                      DOLLARS (US$3,400,000) UPON SIGNING OF DEFINITIVE
                      DOCUMENTS ("CLOSING");

                  2.  SECOND PAYMENT OF THREE HUNDRED FIFTY THOUSAND DOLLARS
                      (USD $350,000) WITHIN SIX (6) MONTHS FROM CLOSING;

                  3.  THIRD PAYMENT OF TWO MILLION FIVE HUNDRED THOUSAND DOLLARS
                      (USD $2,500,000) PLUS INTEREST THEREON ON THE FIRST
                      ANNIVERSARY OF CLOSING ("ANNIVERSARY DATE"); AND

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 20 of 21 Pages
----------------------                                   -----------------------

                  4.  FOURTH PAYMENT OF TWO MILLION FIVE HUNDRED THOUSAND
                      DOLLARS (US $2,500,000) PLUS INTEREST THEREON ON THE
                      SECOND ANNIVERSARY OF CLOSING ("ANNIVERSARY DATE").

                  PAYMENTS UNDER SECTION 2.02 (a), 3, AND 4 WILL BE REFERRED TO
                  AS DEFERRED PAYOUTS

         5. EVENT OF DEFAULT FOR PAYMENT UNDER SPA 2.02 (a) 3.

         The failure of the Promisor to pay the Deferred Payout under SPA
Section 2.02 (a) 3, when due, shall constitute a Default. In the event of this
Default, and after the passing of 45 days, and after serving two written notices to the Promisor, the Promisor shall instruct the Pledge Holder to release the
Common Stock to the Bentovs.

         6. EVENT OF DEFAULT FOR PAYMENT UNDER SPA 2.02 (a) 4.

         The failure of the Promisor to pay the Deferred Payout under SPA
Section 2.02 (a) 4, when due, shall constitute Default. In the event of this
Default, and after the passing of 45 days, and after serving two written notices to the Promisor, Bentovs and Promisor will give joint instructions to the Pledge
Holder.

         7. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York and shall be binding upon the executors, administrators, heirs and assigns of the Promisor.

         8. ARBITRATION. Any controversy between the parties hereto involving the construction or application of any terms, covenants or conditions of this
Agreement or the Note, or any claims arising out of or relating to this
Agreement or the Note, or the breach hereof or thereof, will be submitted to and settled by final and binding arbitration in New York, in accordance with the rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. In the event of any arbitration under this Agreement or the Note, the prevailing party shall be entitled to recover from the losing party reasonable expenses, attorneys' fees and costs incurred therein or in the enforcement or collection of any judgment or award rendered therein. The
"prevailing party" means the party determined by the arbitrator to have most nearly prevailed, even if such party did not prevail in all matters, not necessarily the one in whose favor a judgment is rendered.

         9. SEVERABILITY. If any provision of this Agreement is held to be invalid under applicable law, then such provision shall be ineffective only to the extent of such invalidity, and neither the remainder of such provision nor any other provisions of this Agreement shall be affected thereby.

         10. The Stock Purchase Agreement, the Stock Pledge Agreement, the
Promissory Note, the Escrow Agreement - all dated March 28, 2006, and the Bentov
Employment Agreement dated December 1, 2005 are all to be read together for interpretation of the entire transaction.

----------------------                                   -----------------------
CUSIP 000 881 10 2               13D                         Page 21 of 21 Pages
----------------------                                   -----------------------

         IN WITNESS WHEREOF, this Agreement has been executed by the Promisor on this 30th day of March, 2006.

Promisor: Helios & Matheson Information Technology Ltd.

/s/ V. Ramachandiran
--------------------------
By: V. Ramachandiran, Chairman

/s/ Shmuel Bentov
--------------------------
Shmuel Bentov,

/s/ Ronit Bentov
--------------------------
Ronit Bentov,

/s/ Jonathan Bentov
--------------------------
Jonathan Bentov

/s/ Yaneev Bentov
--------------------------
Yaneev Bentov